Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Agilent Technologies Luxco LLC	Luxembourg
Agilent Technologies Singapore (Global) Pte Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies World Trade, Inc.	United States
Dako Denmark ApS	Denmark